UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for August, 2020

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____   No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____   No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X__

Enclosures: **SASOL LIMITED | SASOL'S ANNUAL REPORT ON FORM 20-F AND POST-EFFECTIVE AMENDMENT TO SASOL'S FORM F-3 SHELF REGISTRATION STATEMENT**

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "Company")

SASOL'S ANNUAL REPORT ON FORM 20-F AND POST-EFFECTIVE AMENDMENT TO SASOL'S FORM F-3 SHELF REGISTRATION STATEMENT

Sasol's annual report, which includes Sasol's annual financial statements for the year ended 30 June 2020, was filed on Form 20-F with the United States (US) Securities and Exchange Commission (SEC) on Monday, 24 August 2020.

Post-Effective Amendment Number 1 to Sasol's Form F-3 shelf registration statement (Form F-3/A) was also filed with the SEC on 24 August 2020. Under the amendment, which became effective upon filing, Sasol has registered an indeterminate number of Sasol ordinary shares with the SEC (including ordinary shares represented by American Depositary Shares). This will help facilitate a rights issue in the second half of the 2021 financial year, which could include holders of Sasol ordinary shares in the US and holders of American Depositary Receipts.

Copies of the Form 20-F and Form F-3/A are available on the SEC's website at www.sec.gov and on the Sasol website. Copies of the Form 20-F can also be obtained, free of charge, by requesting a copy from Sasol Investor Relations by means of either:

- an e-mail to investor.relations@sasol.com; or
- written correspondence posted to Private Bag X10014, Sandton, South Africa.

25 August 2020
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 August 2020

By: <u>/s/ M M L Mokoka</u>
Name: M M L Mokoka
Title: Company Secretary